SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 16, 2005

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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Press Release
Publication of Fiscal Year 2004 Results (*)
________
OBJECTIVES MET
STRATEGY CONFIRMED

Growth in EBIT of 13.5% at constant exchange rates
Significant increase in free cash flow to €694 million
Net debt reduced to below €10 billion
Recurring net income up 41%
Dividend increased by 23%

-	Consolidated revenue(**): €24.7 billion. Revenue for businesses under the new scope of consolidation up 4.4% at constant exchange rates

-	EBIT (operating income) under the new scope of consolidation(**) of €1,616 million in 2004 from €1,437 million in 2003, up 13.5% at constant exchange rates

-	Net income of €125 million compared with a net loss of €2,055 million in 2003 – Recurring net income (after goodwill amortization) up 41% at €353 million

-	Net debt reduced to €9.8 billion from €12.5 billion(1) at December 31, 2003

-	Improved return on capital employed after tax of 8.3%, up from 7.0% in 2003

-	Net dividend of €0.68 per share, an increase of 23%, to be proposed at the Annual General Meeting of the shareholders on May 12, 2005, representing a payout of €265 million .

The Board of Directors met on March 15, 2005 to examine and approve Veolia Environnement’s financial statements for fiscal year 2004.

FURTHER EVIDENCE OF GROWTH IN CORE BUSINESSES

Veolia Environnement’s revenue under the new scope of consolidation totaled €24,645 million for the year ended December 31, 2004, representing growth of 4.4% at constant exchange rates. Adjusted for the South Eastern rail franchise contract in the UK, terminated in November 2003, revenue grew by 6.3% . Consolidated revenue (**) amounted to €24,673 million compared with €28,603 million in 2003 (see the table in the appendices).

(*)	See glossary of principal financial terms used herein, which is located in the Appendices.

(**)	As of December 31, 2004, Veolia Environnement adopted paragraph 23100 of CRC Regulation 99-02, allowing companies to report their shares of the net income of businesses sold during the year on a separate line of the income statement. These businesses thus no longer contribute to the revenue or EBIT of the new scope of consolidation in fiscal year 2004. The new scope of consolidation excludes the North American assets sold in 2003 and 2004 (namely Surface Preparation, Everpure, Culligan and USFilter’s equipment and short-term services activities) and FCC (leading Proactiva to be proportionally consolidated at 50% in 2004, in lieu of full consolidation).

_________________________
(1)	Including an adjustment to add back €325 million in securitized receivables in the Water division and €378 million for the Berlin Water SPV at January 1, 2004 in accordance with the French Financial Security Act (LSF) of August 1, 2003.

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During 2004, Veolia Environnement finalized the sale of non-core businesses in the U.S. relating to its Water division, as well as the sale of its stake in B 1998 SL, the holding company controlling FCC. The strategic refocusing of the company on its long-term contract activities is now completed.

Moreover, the company continued its expansion, signing new contracts during 2004 in Europe (Zlin, Kladno-Melnik, Poznan and Lazio in the Water and Energy Services divisions), Asia (Guizhou, Hohhot and Weinan in the Water division) and the U.S. (Pontiac and Los Angeles in the Waste and Transportation divisions). In addition, Veolia Environnement strengthened its current positions through extensions to existing contracts (Richmond, Miami-Dade, Sheffield, Melbourne and Nice).

SOLID IMPROVEMENT IN EBIT (OPERATING INCOME)

EBIT under the new scope of consolidation totaled €1,616 million, up 12.4% from €1,437 million in 2003, which represented a rise of 13.5% at constant exchange rates. Consolidated EBIT amounted to €1,617 million in 2004 compared with €1,751 million in 2003. The 2003 figure includes the contribution from businesses sold in 2004.

The EBIT margin further improved to 6.6% in 2004 from 6% in 2003.

Each of Veolia Environnement's divisions contributed to the improvement in its 2004 operating performance.

  EBIT for the Water division amounted to €830.3 million (€743.2 million in 2003). The 12.2% increase at constant exchange rates was attributable to the strong performances posted in Europe and Asia and at Veolia Water Systems.
  EBIT for the Waste division came to €455.8 million (€382.5 million in 2003), a rise of 22.4% at constant exchange rates due to active management of the contract portfolio and business growth in France, efficiency gains and strong performances in Northern Europe and in the United States;
  EBIT for the Energy Services division rose by 7.8% at constant exchange rates to €295.8 million (€274.4 million in 2003) following an improvement in the French engineering businesses and solid international expansion, especially in Italy and Eastern Europe.
  EBIT for the Transportation division advanced by 12.5% at constant exchange rates to €103.3 million (€92.6 million in 2003), due primarily to the positive impact of the Boston contract and the new Melbourne contract.

EBITDA under the new scope of consolidation amounted to €3,313 million in 2004, up from €3,101 million in 2003, representing an increase of 7.8% at constant exchange rates. The EBITDA margin rose to 13.4% in 2004, compared to 13.0% in 2003. The Veolia 2005 efficiency plan garnered €116 million in net recurring savings, which are reflected in EBIT in 2004.

The total savings from the Veolia 2005 efficiency plan amounted to €126 million in 2004. This amount includes a reduction of €10 million to financial and tax items. Accordingly, the company continues to have an objective of at least €300 million in annual recurring savings beginning in 2006.

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STRONG INCREASE IN FREE CASH FLOW –NET FINANCIAL DEBT REDUCED BY 22%

Cash flow from operations totaled €2,707 million, slightly above the 2003 level of €2,701 million despite the impact of asset disposals and currency fluctuations. Based on the new scope of consolidation, cash flow from operations increased by 11%.

Together with an improvement in working capital requirements and continued tight control of capital expenditures, which were reduced to €2,753 million in 2004 from €2,930 million in 2003, the increase in cash flow from operations led to a strong rise in free cash flow. Free cash flow amounted to €694 million in 2004, up from €168 million in 2003. Free cash flow after the dividend payment totaled nearly €300 million.

Non-core asset disposals (North American assets sold in 2004 and FCC) led to a further decrease in debt of €2,423 million.

Net debt was thus reduced from €12.5 billion(1) at December 31, 2003 to €9.8 billion at December 31, 2004.

LOWER FINANCING COSTS

Net financial expense decreased from €750 million in 2003 to €635 million in 2004. The 2003 amount was affected by several non-recurring items, in particular an impairment loss recognized on USFilter’s financial assets.

Financing charges dropped from €624 million in 2003 to €602 million in 2004, reflecting the decrease in net debt. The average interest rate on borrowings is 4.6% .

NON-RECURRING ITEMS

Non-recurring items yielded a net charge of €228 million. They included a charge of €208 million in respect of the businesses sold during 2004, primarily due to tax charges of €233 million.

RECURRING NET INCOME

Excluding non-recurring items, consolidated net income amounted to €353 million in 2004, up from €250 million in 2003. Taking into account the average number of shares outstanding during 2004, recurring net income per share amounted to €0.88 in 2004 compared with €0.62 in 2003, an increase of 42%.

Including non-recurring items, the company's consolidated net income totaled €125 million in 2004, compared with a net loss of €2,055 million in 2003.

IMPROVEMENT IN ROCE AFTER-TAX

Veolia Environnement's ROCE after-tax advanced to 8.3% in 2004 from 7.0% in 2003, primarily as a result of the greater maturity of the contract portfolio and, to a lesser extent, savings realized under the Veolia 2005 efficiency plan. Veolia Environnement thus achieved its target of a ROCE after-tax of 8% one year earlier than it had anticipated.

Payment of a dividend of €0.68 per share, representing an increase of 23%, will be proposed at the Annual General Meeting of the shareholders on May 12, 2005.

(1)	Including an adjustment to add back €325 million in securitized receivables in the water division and €378 million for the Berlin Water SPV at January 1, 2004 in accordance with the French Financial Security Act (LSF) of August 1, 2003.

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Following the Board of Directors’ meeting, Veolia Environnement Chairman Henri Proglio said:

"Veolia Environnement's strong performance demonstrates a significant improvement, which is ahead of schedule. These good results were achieved thanks to the strategic choices we made in recent years.

The successful refocusing of our business on long-term contracts allows us to clearly illustrate our ability to generate continuous improvements to profitability, a central element of our business model. This improvement is driven by the increasing maturity of our contracts and the enhancement of our services offering. Moreover, the continued success of each of our businesses creates further momentum for our development and underscores the synergies across the company.

Our increased profitability, which has been strengthened by the efficiency gains, provides further evidence of Veolia Environnement’s ability to generate free cash flow and to continue its growth and development within the framework of our rigorous financial standards.”

OUTLOOK

The successful completion of Veolia Environnement’s strategic refocusing on its long-term, environmental service contracts and the sustained improvement in its operating performance have enabled the company to pursue further expansion while enhancing profitability.

Based on these results and the market outlook, Veolia Environnement has set the following objectives for 2005: revenue growth of between 5% and 7%, a double-digit rise in operating income and a further increase in free cash flow (before major new expansion projects and after payment of the dividend). The company also continues to have an objective of €300 million in annual recurring savings beginning in 2006 from the Veolia 2005 efficiency plan.

In the medium term, Veolia Environnement expects further growth and higher profitability one-year ahead of its previous objective (ROCE after-tax objective of over 10% in 2007). In addition, the company has an objective of a double-digit increase in the dividend payment in the coming years.

Important Disclaimer.

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to the ability of Veolia Environnement to complete its divestiture transactions as a result of customary conditions precedent and closing adjustments, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 630 371 27 49

Press release also available on our web site: http//veoliaenvironnement-finance.com

Phone number to listen to the live presentation +44 208 901 69 03

Replay number : +44 208 515 24 99 (code pin 641759#) or +1 (303) 590-3000 (code pin 11024971#)

Available from March 16th to March 21st, 2005

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CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

	(in millions of euros)
		2004	2003
	Revenue	24,673.3	28,603.0
	Revenue under the new scope of consolidation	24,644.6	23,821.5
A	EBIT (operating income)	1,616.9	1,750.9
	EBIT under the new scope of consolidation	1,615.8	1,437.7
B	Restructuring costs	-51.0	-93.3
A-B	Operating income before goodwill amortization	1,565.9	1,657.6
	Goodwill amortization (1)	-253.3	-2,424.5
	Operating income /(expense) after goodwill amortization	1,312.6	-766.9
	Cost of financing	-602.1	-623.7
	Other financial income and expense	-32.9	-126.2
	Net financial expense	-635.0	-749.9
	Operating income /(expense) less net financial expense before	677.6	-1,516.8
	equity and minority interests
	Other income and expense	-57.3	-62.4
	Income /(expense) before tax	620.3	-1,579.2
	Income tax	-182.4	-274.4
	Net income /(expense) before equity and minority interests	437.9	-1,853.6
	Share in net earnings of companies accounted for by the equity	22.4	44.4
	method
	Minority interests	-127.1	-245.5
	Net income/(loss) for continuing operations	333.2	-2,054.7
	Income from discontinued activities	-207.8	-
	Net income/(loss)	125.4	-2,054.7
	Net earnings per undiluted share (in €)	0.31	-5.13
	Net earnings per diluted share (in €)	0.31	-5.13
	Recurring net income	353	250
	Recurring net income per share (€)	0.88	0.62
	Average number of shares (in millions)	400.436	400.323

(1) Recurring and non-recurring goowill amortization

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BALANCE SHEET – CONSOLIDATED ASSETS

(in millions euros)	2004	2003

Intangible assets	1,859.3	2,749.1
Goodwill	3,558.5	4,238.4
Tangible assets	13,844.0	14,419.2
Financial assets	1,193.9	1,814.1
of which long-term financial receivables	417.2	409.9
Total fixed assets	20,455.7	23,220.8

Current operating assets	10,101.0	11,500.7
Short-term financial receivables	394.7	457.9
Marketable securities	1,678.1	1,202.6
Cash and equivalents	3,635.1	2,538.4
Total current assets	15,808.9	15,699.6

Total assets	36,264.6	38,920.4

BALANCE SHEET – CONSOLIDATED LIABILITIES

(in millions of euros)	2004	2003

Shareholders equity (company's share)	3,563.2	3,574.8
Minority interests	2,055.4	2,679.8
Subsidies and deferred income	1,397.8	1,475.0
Provisions	2,673.4	2,913.9
Long-term financial debt	10,801.4	12,586.4
Other long-term liabilities	273.6	399.3
Long-term capital	20,764.8	23,629.2

Accounts payable	10,379.6	11,464.5
Short-term financial debt	5,120.2	3,826.7
of which bank overdrafts	510.1	685.4
Total current liabilities	15,499.8	15,291.2

Total shareholders equity and liabilities	36,264.6	38,920.4

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CONSOLIDATED CASH FLOW STATEMENT

	(in millions of euros)	2004	2003

A	Cash and equivalents at beginning of year	1,853	1,636
	Cash flow from operations	2,707	2,701
	Change in working capital requirement	329	397
	of which is linked to operations	341	151
	of which is linked to securitization program and	-12	246
	Dailly (discounting of receivables)
B	Net change from operating activities	3,036	3,098
	Capital expenditures	-2,315	-2,456
	Financial investments	-334	-474
	Disposal of industrial assets	315	226
	Disposal of financial assets	1,815	494
	Change in financial receivables	37	26
	Purchase/sale of securities	-278	-928
	Including purchase of medium-term certificates	-	-975
	of deposit issued by financial institutions
C	Net change from investment activities	-760	-3,112
	Change in debt	-615	740
	Increase in capital	167	10
	Dividends	-399	-309
	Others	-183	-
D	Net change from financing activities	-1,030	441
E	Impact of currency exchange and other	26	-210

	Cash and cash equivalents at end of year = A +	3,125	1,853
	B + C + D + E

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APPENDICES

DETERMINATION OF FREE CASH-FLOW

(in millions of euros)	2004

Cash flow from operations	2,707

Change in working capital linked to operations	341

Disposal of industrial assets	315

Resources	3,363

Industrial investments	-2,315

Financial investments	-438(1)

Impact of consolidation scope and other	84

Use	-2,669

Free cash flow	694

(1) Excluding +€104 million of cash from acquired companies.

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APPENDICES

	2004	2003	% change
	(in millions	(in millions	2004/2003
	of euros)	of euros)

Revenue under the new scope of consolidation	24,644.6	23,821.5	+3.5%

Variation on the percent consolidation of Proactiva	+28.7	+79.0

FCC	-	+2,964.5

Assets sold in the U.S.	-	+1,738.0

Consolidated revenue	24,673.3	28,603.0

	2004	2003	% change
	(in millions	(in millions	2004/2003
	of euros)	of euros)

EBIT under the new scope of consolidation	1,615.8	1,437.4	+12.4%

Variation on the percent consolidation of Proactiva	+1.1	+0.8

FCC	-	+275.3

Assets sold in the U.S.	-	+37.4

Consolidated EBIT	1,616.9	1,750.9

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Glossary of Principal Financial Terms

New scope of consolidation: As of December 31, 2004, Veolia Environnement adopted paragraph 23100 of CRC Regulation 99-02, allowing companies to report their shares of the net income of businesses sold during the year on a separate line of the income statement. These businesses thus no longer contribute to the revenue or EBIT of the new scope of consolidation in fiscal year 2004. The new scope of consolidation excludes the North American assets sold in 2003 and 2004 (namely Surface Preparation, Everpure, Culligan and USFilter’s equipment and short-term services activities) and FCC (leading Proactiva to be proportionally consolidated at 50% in 2004, in lieu of full consolidation).

EBIT: corresponds to operating income as defined in CRC regulation no. 99-02.

Recurring net income/(loss): EBIT + recurring portion of goodwill amortization and depreciation and of intangible assets with indefinite lives, net financial income/(expense), the share in earnings of companies accounted for by the equity method, minority interests + notional income tax. In 2004, the contribution to operating income made by divested assets was eliminated and the savings in financial expense deriving from the sale proceeds were recalculated on a full-year basis.

EBITDA: EBIT + allowances to depreciation, amortization and long-term provisions + renewal expenses

Net financial debt: Long-term financial debt + short-term financial debt - short-term financial receivables - long-term financial receivables - marketable securities - cash and cash equivalents.

Return on capital employed (ROCE): The relationship between the after-tax income from operations and the average capital employed by the relevant activities over the same period.

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VEOLIA Environnement

2004, Annual results - March 2005 - Investor Relations

Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risks associated with conducting business in some countries outside of Western Europe, the United States and Canada, the risk that changes in energy prices and taxes may reduce Veolia Environnement's profits, the risk that we may make investments in projects without being able to obtain the required approvals for the project, the risk that governmental authorities could terminate or modify some of Veolia Environnement's contracts, the risk that our long-term contracts may limit our capacity to quickly and effectively react to general economic changes affecting our performance under those contracts, the risk that Veolia Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement's financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

This document contains "non-GAAP financial measures" within the meaning of Regulation G adopted by the U.S. Securities and Exchange Commission under the U.S. Sarbanes-Oxley Act of 2002. These "non-GAAP financial measures" are being communicated and made public in accordance with the exemption provided by Rule 100(c) of Regulation G.

VEOLIA Environnement

2004, Annual results - March 2005 - Investor Relations

2

2004 Results

2004, Annual results - March 2005 - Investor Relations

3

2004 highlights

- Successful strategic refocusing
- Results ahead of targets
- Capital restructuring completed

2004, Annual results - March 2005 - Investor Relations

4

2004 highlights

- Continued revenue growth under the new scope of consolidation [1], up 4.4% at constant exchange rates
- Strong improvement in EBIT (operating income) under the new scope of consolidation: EBIT +13.5% at constant exchange rates
- 41% increase in recurring net income
- Strategic refocusing completed (disposals of part of the water activities in the USA as well as the stake in FCC)

[1] The "new scope of consolidation" excludes the North American assets sold in 2003 and 2004 (Surface Preparation, Everpure, Culligan and USFilter's equipment and short-term services businesses) and FCC (leading Proactiva to be proportionally consolidated at 50% for the whole of 2004)

2004, Annual results - March 2005 - Investor Relations
5
VEOLIA Environnement

2004 highlights

- Strengthened balance sheet
  - Significant decrease in net debt to €9.8bn
  - Free cash flow before disposals of non-core assets of nearly €700m, amounting to approximatelty €300m after dividend payments
- Net ROCE after-tax up more than 1.3 percentage points to 8.3%
- Net dividend of €0.68 per share to be proposed at Annual General Meeting of the shareholders on 12 May 2005, representing a 23% increase.

2004, Annual results - March 2005 - Investor Relations 6

VEOLIA Environnement

Strategic refocusing completed: commitments met

- Further consolidation of our leadership in environmental services
- Long-term contractual relationship with targeted clients
  - Municipal, industrial and tertiary
- Long-term contracts with recurring and sustainable cash-flows
- Clear and well-defined geographic positionning
  - Europe, North America and certain countries in the Asia-Pacific region

2004, Annual results - March 2005 - Investor Relations
7
VEOLIA Environnement

Strategic refocusing completed: commitments met

Substantial debt reduction

€ m
Net debt / EBITDA (x)
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
4.0
3.5
3.0
2.5
14,283
13,066
12,507 (1)
9,797
3.8x
3.5x
3.4x
2.9x
2001
2002
2003
2004

(1) Including €325m of securitised water receivables and €378m relating to a lease in Berlin at 1 January 2004, in accordance with the French Financial Security Act (LSF) of 1 August 2003.

2004, Annual results - March 2005 - Investor Relations

8

Business model confirmed

Strong increase in free cash flow (*)

€ m
600
100
-400
-900
-1400
-1900
2002
2003
2004
-1,825
-1,525
-141
+168
+295
+694
Free cash flow after dividend payment
Free cash flow before dividend payment

(*) Free cash flow = cash flow from operations +/- change in working capital requirement - change in the securitisation programme and Dailly (discounting of receivables) + asset disposals (excluding sales of non-core assets) - capex +/- changes in the scope of consolidation.

2004, Annual results - March 2005 - Investor Relations
9

Business model confirmed

Strong improvement in profitability (1)

€m

	EBIT 31/12/03	EBIT 31/12/04	Δ at constant exchange rates 31/12/04-31/12/03	EBIT margin 31/12/03	EBIT margin 31/12/04
• Water	743	830	+12.2%	7.8%	8.5%
• Waste	382	456	+22.4%	6.5%	7.4%
• Energy Services	274	296	+7.8%	5.9%	5.9%
• Transportation	93	103	+12.5%	2.5%	2.9%
• Holding company	-55	-69			
EBIT new scope of cons. (1)	**1,437**	**1,616**	**+13.5%**	**6.0%**	**6.6%**
• Divested businesses	314	1			
Total consolidated EBIT	1,751	1,617	-6.7%	6.1%	6.6%

(1) See definition on page 5.

2004, Annual results - March 2005 - Investor Relations
10

VEOLIA Environnement

Business model confirmed

Improvement in ROCE

8,5%
8,0%
7,5%
7,0%
6,5%
6,0%
6.4%
7.0%
0.3%
0.4%
0.6%
8.3%
ROCE 2002
ROCE 2003
US disposals and impairment
Efficiency Plan
Maturing contracts and control over capital employed
ROCE 2004

2004, Annual results - March 2005 - Investor Relations

11

New shareholder structure (1)

Individual investors
8.3%
CDC 8.4%
Société Générale 6.6%,
including 3% (2)
Groupama 5.8%
Vivendi Universal 5.3%
Treasury stock 4.0%
EDF 4%
Employees 0.6%
Others 57%, of
which half are
institutions
outside France

(1) Shareholder structure at 7 January 2005

(2) Acquired through a derivative product at the time of the sale by Vivendi Universal on 9 December 2004.

2004, Annual results - March 2005 - Investor Relations

12

VEOLIA Environnement

Key figures at 31 December 2004

Revenue
€24,645 m
+4.4%
EBITDA
€3,313m
+7.8%
EBIT
€1,616m
+13.5%
2004/2003 Growth at constant exchange rates for the new scope of consolidation
0% 1% 2% 3% 4% 5% 6% 7% 8% 9% 10% 11% 12% 13% 14% 15%

2004, Annual results - March 2005 - Investor Relations

13

Key figures at 31 December 2004

€ m	31/12/03 new scope of consolidation(1)	31/12/03 Reported	31/12/04 new scope of consolidation (1)	2004 / 2003 Δ new scope of consolidation(1) At current exchange rates	2004 / 2003 Δ new scope of consolidation(1) At constant exchange rates
Revenue	23,821	28,603	24,645	+3.5%	+4.4%
EBITDA	3,101	3,675	3,313	+6.8%	+7.8%
EBIT	1,437	1,751	1,616	+12.4%	+13.5%

(1) See definition on page 5.

2004, Annual results - March 2005 - Investor Relations

14

VEOLIA Environnement

Key figures at 31 December 2004 (continued)

€ m

	31/12/03	31/12/04	Growth
Net income	-2,055	125	
Recurring net income after goodwill amortisation	250	353	+41%
Net financial debt	12,507 [1]	9,797	-22%
Free cash flow before disposals of non-core assets	168	694	x4
Free cash flow after disposals of non-core assets	662	3,117	x~5

[1] Including €325m of securitised water receivables and €378m for a lease in Berlin at 1 January 2004, in accordance with the French Financial Security Act (LSF) of 1 August 2003.

2004, Annual results - March 2005 - Investor Relations
15

VEOLIA Environnement

A well balanced company

2004 Revenue under the new scope of consolidation (1)

Breakdown by division

Transportation 15%
Water 40%
Energy Services 20%
Waste 25%

Breakdown by geographical zone

Rest of the world 5%
Asia-Pacific 5%
North America 8%
France 55%
Europe exc. France 28%

2004 consolidated revenue (2): €24.6bn

(1) See definition on page 5.

(2) On December 31, 2004, the company began applying the provisions of paragraph 23100 of CRC regulation 99-02, which allows companies to report their share of the net income of businesses sold during the year. On a separate line item of the income statement, these businesses are excluded from the new scope of consolidation and therefore do not contribute to consolidated revenue for the whole of 2004.

2004, Annual results - March 2005 - Investor Relations

16

From revenue to net income

€m	31/12/03	31/12/03 Proforma	31/12/04	
Revenue	**28,603**	**23,821**	**24,673**	
EBITDA	**3,675**	**3,101**	**3,317**	
Depreciation and long-term provisions	-1,614	-1,354	-1,379	
Renewal expenses	-310	-310	-321	
EBIT	**1,751**	**1,437**	**1,617**	
Recurring net financial expense	-712		-625	
Tax at the normal rate	-368		-351	
Recurring income from equity affiliates	46		22	
Recurring minority interests	-257		-163	
Recurring net income before goodwill amortisation	**460**		**500**	
Recurring goodwill amortisation	-210		-147	
Recurring net income after goodwill amortisation	**250**		**353**	**+41%**
Non-recurring income (expense)	**-2,305**		**-228**	
Net income (expense)	**-2,055**		**125**	

2004, Annual results - March 2005 - Investor Relations
17

EBITDA rising faster than revenue under the new scope of consolidation[1]

€ m	31/12/03	31/12/04	Δ 31/12/04-31/12/03 *at constant exchange rates*	EBITDA margin 31/12/04
Water	1,374	1,477	+8.0%	15.1%
Waste	888	962	+10.9%	15.5%
Energy Services	610	633	+3.8%	12.6%
Transportation	283	300	+6.5%	8.3%
Others	-54	-59		
EBITDA new scope of cons. [1]	**3,101**	**3,313**	**+7.8%**	**13.4%**
Divested businesses	574	4		
Total consolidated EBITDA	**3,675**	**3,317**	**-8.9%**	**13.4%**

[1] See definition on page 5.

2004, Annual results - March 2005 - Investor Relations

18

VEOLIA Environnement

Business review (1)

Water

Revenue	*€9,798m*	*+3% (2)*
EBITDA	*€1,477m*	*+8% (2)*
EBIT	*€830m*	*+12% (2)*

- **Steady ongoing contribution from France, despite much less favourable weather conditions than in 2003 (impact of heatwave in 2003).**
- **Excellent performance in the rest of Europe (EBIT +21%), driven by Germany and Eastern Europe, due to the increased contribution of new contracts and improved profitability.**
- **North America: further improvement in continuing operations following the introduction of the new organisation**
- **Substantial improvement in Asia-Pacific (EBIT +24%), mainly due to the ramp-up of contracts awarded in the last few years.**
- **Sharp increase in profitability at Veolia Water Systems.**

(1) new scope of consolidation (see definition on page 5).
(2) At constant exchange rates

2004, Annual results - March 2005 - Investor Relations

19

VEOLIA Environnement

Business review (1)

Waste

Revenue	*€6,198m*	*+7% (2)*
EBITDA	*€962m*	*+11% (2)*
EBIT	*€456m*	*+22% (2)*

- **Significant positive impact from productivity gains in France, particularly in the incineration and solid waste businesses, where margins rose by 1 percentage point, and growth in new, high value-added contracts.**
- **Strong EBIT growth in the UK (+39%), the Czech Republic and Scandinavia, which continue to progress both economically and commercially.**
- **Good contribution from Asia-Pacific, led by growth in Australia.**
- **Further growth in the USA, due to improved cost controls and despite the difficult pricing environment in hazardous waste.**

(1) new scope of consolidation (see definition on page 5).
(2) At constant exchange rates

2004, Annual results - March 2005 - Investor Relations
20

Business review (1)

Energy Services

Revenue	*€5,036m*	*+8.2%* (2)
EBITDA	*€633m*	*+3.8%* (2)
EBIT	*€296m*	*+8%* (2)

- **In France, an EBIT increase of 2.8%: significant recovery in engineering activities.**
- **Outside France, an EBIT increase of 13%: strong growth in Southern Europe (Italy +38%), while the contribution from Central and Eastern Europe rose by 20% due to new contracts in Poland and the Baltic states. This improvement offset difficulties in certain facilities in Holland.**

(1) new scope of consolidation (see definition on page 5).
(2) At constant exchange rates

2004, Annual results - March 2005 - Investor Relations

21

VEOLIA Environnement

Business review (1)

Transportation

Revenue	*€3,613m*	*-1.1% (2)*
EBITDA	*€300m*	*+6.5% (2)*
EBIT	*€103m*	*+12% (2)*

- **In France, good operating performance in the Paris region and on intercity routes.**
- **Strong earnings growth in Germany, the Netherlands and Belgium, offsetting difficulties in some Scandinavian contracts.**
- **Robust EBIT growth in the USA (contract to manage commuter rail in Boston) and in Australia (renewal and extension of the Melbourne contract).**

(1) new scope of consolidation (see definition on page 5).
(2) At constant exchange rates

2004, Annual results - March 2005 - Investor Relations
22

VEOLIA Environnement

Cost of financing and net financial expense

€ m	31/12/03	31/12/04	Change
Cost of financing	-624	-602	+22
Other financial income and expense			
• **Recurring**	-88	-23	+65
▪ Loan repayments	-52	-54	-2
▪ Currency translation differences	-8	-20	-12
▪ Other	-28	-15	+13
▪ Full-year effect of disposals (1)	0	+66	+66
• **Non-recurring**	-38	-10	+28
Net financial expense	**-750**	**-635**	**+115**

Average interest rate of 4.63% in 2004

(1) Full-year effect (since 01/01/04) of disposals on the reduction of financing costs.

2004, Annual results - March 2005 - Investor Relations

23

Net debt reduced by 22% at 31 December 2004

€ m	
Net debt at 31 December 2003	11,804
Securitisation and special-purpose entities[1]	+703
Net debt at 1 January 2004	**12,507**
Free cash flow before disposals of non-core assets	-694
Disposals of non-core assets [2]	-2,423
Dividends paid	+399
Currency translation effects and other	+8
Net debt at 31 December 2004	**9,797**

(1) Including €325m of securitised water receivables and €378m regarding a lease in Berlin at 1 January 2004, in accordance with the French Financial Security Act (LSF) of 1 August 2003.

(2) Including FCC debt: €273m.

2004, Annual results - March 2005 - Investor Relations 24

VEOLIA Environnement

Non-recurring income (expense)

€m

Restructuring costs	-51
Goodwill amortisation	-106
Tax	169
Income (expense) from divested businesses	-208
Others	-32
Total	-228

2004, Annual results - March 2005 - Investor Relations 25

Impact of disposals in 2004

- Disposal proceeds: €2,423m (1)
- Income (expense) from divested businesses

	US Filter	FCC	Total
Net income from operations	-	36	36
Pre-tax gain or loss from disposals	-47	36	-11
Tax expense	-202 (2)	-31	-233
Related to the disposals	-64	-31	-95
Related to currency gains and other	-138	–	-138
Total	-249	41	-208

(1) Including FCC debt of €273m
(2) Including €154m already charged to equity.

2004, Annual results - March 2005 - Investor Relations 26

VEOLIA Environnement

Veolia 2005 Efficiency Plan

Annual recurring savings objective of €300m reiterated for 2006

- 2004 performance was boosted by more than 350 initiatives carried out across the four divisions
- €126m of net annual recurring savings
  - €116m improvement to EBIT in 2004
  - €10m reduction to net financial expense

2004, Annual results - March 2005 - Investor Relations 27

Veolia 2005 Efficiency Plan

Main projects

Operations

- Operating procedures
- Risks / insurance

34%

- Continuation and extension of efforts to increase productivity in Onyx France's incineration activities, improve the logistics of Dalkia and Veolia Water's mobile service representatives, introduction of a "quality management" initiative at Connex France
- Implementation of best practices in Water operations
- Roll-out of group insurance programmes for property damage and civil liability policies

Support functions

- Structures
- IT savings

30%

- Reducing overlaps and streamlining regional structures at Dalkia Italy
- Reducing overhead at Onyx France's regional structures
- Reducing overhead and head office expenses at Onyx and Veolia Water
- Reorganising Veolia Water's IT functions

2004, Annual results - March 2005 - Investor Relations

28

VEOLIA Environnement

Veolia 2005 Efficiency Plan

Main projects

Purchasing

- Group-wide purchasing
- Business-line purchases

18%

- Introducing new cross-company framework agreements for Veolia Environnement and specific divisions, for example: purchasing policy enforcement, general office purchases, meters and valves, spare parts for buses and trucks etc.
- Fulfilling procurement needs in France through existing framework contracts

Assets

- Real estate
- Business portfolio

18%

- Rationalising contract portfolio management at Connex and in Onyx France's waste collection business
- Streamlining the real estate portfolio

2004, Annual results - March 2005 - Investor Relations

29

VEOLIA Environnement

Veolia 2005 Efficiency Plan

Objective: €100m of additional recurring savings in 2005

- The Veolia 2005 plan currently involves more than 600 initiatives
- Based on the results of this plan in 2004, together with new projections, Veolia has an objective of annual recurring savings of:
  - €200m at the EBIT level in 2005
  - €300m at the EBIT level in 2006

350,0
300,0
250,0
200,0
150,0
100,0
50,0
0,0
Operations
Support functions
Assets
Purchasing
H1 2004
2004
2005
2006

2004, Annual results - March 2005 - Investor Relations
30

VEOLIA Environnement

Targeted investments: €2.6bn in 2004 (1)

	Mainte-nance	Growth	Of which major projects		Comments
			Industrial	Financial	
Water	602	590	205	188	The Hague, Brussels, Morocco, Shenzhen, South Korea
Waste	391	382	207	53	Major projects in France (Marne, Limay) and the UK (3 plants in Hampshire, Sheffield)
Energy Services	151	242	154	88	Poznan
Transportation	108	122	-	67	Australia, Canada
Others	16	20			
Total excluding FCC	**1,268**	**1,356**			
FCC	**55**	**74**			

(1) Excluding FCC

2004, Annual results - March 2005 - Investor Relations

31

VEOLIA Environnement

Cash flow from operations: +11% for the new scope of consolidation

€m
Cash flow from FCC and North American disposals
Total cash flow from operations excluding FCC and North American disposals
Total cash flow from operations: 2,701
Total cash flow from operations: 2,707
3000
2500
2000
1500
1000
500
0
403
2,298
165
2,542
+11%
2003
2004

2004, Annual results - March 2005 - Investor Relations
32

Strong increase in free cash flow

€m

	31/12/03	31/12/04	
Cash flow from operations	+2,701	+2,707 (1)	
Capex and investments (maint. + growth)	-2,930	-2,753	
Improvement in WCR (2)	+151	+341	
Disposals and other	+246	+399	
Free cash flow before disposals of non-core assets	**+168**	**+694**	**X 4**

(1) Of which FCC and US disposals: €164.5m
(2) Not including the impact of securitisation programmes and Dailly (discounting of receivables)

2004, Annual results - March 2005 - Investor Relations

33

Further optimization of debt and financing

- Repayment of dollar-denominated debt: $1.9bn
- Refinancing in the UK: £200m 22-year bond issue
- Extension of the average maturity from 5.5 to 6.5 years
- Cash position: €8.9bn after the €1.5bn redemption of OCEANE convertible bonds on 3 January 2005
- Proportion of fixed-rate debt up from 50% to 62% after hedging

Net debt/EBITDA ratio: 2.9x

2004, Annual results - March 2005 - Investor Relations
34
VEOLIA Environnement

Improvement in ROCE after-tax

Improvement in profitability

WACC (1) = 6.2%

	Average capital employed		ROCE	
	2003 (€ m)	2004 (€ m)(2)	2003 (%)	2004 (%)
Water	9,985	7,363	6.8%	10.1%
Waste	4,698	4,468	6.6%	9.4%
Energy Services	2,544	2,553	8.3%	8.6%
Transportation	1,338	1,266	5.6%	7.0%
Total Veolia	20,857	15,939	7.0%	8.3%

(1) After tax, based on the analysts' consensus.
(2) Excluding capital employed at divested businesses

2004, Annual results - March 2005 - Investor Relations
35
VEOLIA Environnement

Strategy and outlook

2004, Annual results - March 2005 - Investor Relations
36

Veolia Environnement: an industrial company dedicated to ecology

Creation of long-term value through innovation based on technology and core competencies

- Preserving the environment through the treatment and containment of pollution arising from human and industrial activities
- Conserving natural resources through the recycling and recovery of waste, use of renewable energy and the conservation of water
  - Climate change
    - *Energy efficiency, renewable energy, recovery of biogas from landfills*
    - *Public transportation offerings*
    - *Adding value to local authorities emissions quotas*
  - Contribution to environmental actions to benefit health
- R&D: an increasing effort (+10%/year) on our R&D to anticipate future needs and make a contribution to solving them through improved technology
- Training: 150,000 employees trained each year to be better suited to increasing technological content of our business
- BMJ-Coreratings, a leading social and environmental rating agency. Veolia requested an evaluation and received an A+ rating (details will be released in the next annual Sustainable Development Report)

2004, Annual results - March 2005 - Investor Relations

37

Commercial successes

Main contract wins or renewals in 2004

Contract	Duration	Country	Total cumulative revenue (€ m)
Shenzhen (near Hong Kong)	50 years	China	8,500
Kladno-Melnik (Central Bohemia)	20 years	Czech Republic	600
Hohhot (Inner Mongolia)	30 years	China	600
Eastern Moravia (V.A.K. Zlin)	30 years	Czech Republic	360
Zun Yi (Guizhou province)	35 years	China	210
Weinan	22 years	China	190
Rennes	10 years	France	150
US Virgin Islands	20 years	USA	110
Richmond (California)	18 years	USA	61
St. Petersburg (construction)	--	Russia	52
Cuauhtémoc-Madero-Aztcapozalco	5 years	Mexico	45
Fernwasser	40 years	Germany	40
Johnson Matthey (industrial)	10 years	UK	21
Beijing (Bei Yuan)	20 years	China	20
Miami-Dade County	10 years	USA	642
Sheffield	5 years	UK	450
Lao Gang	20 years	China	260
Pontiac, Michigan	20 years	USA	205
Ministry of Industry for the generation of green energy	15 years	France	160
Dunkirk	11 years	France	66
Marseille region	5 years	France	42
Buenos Aires (zone 2)	4 years	Argentina	40
La Rochelle	8 years	France	33
Ku Ring Gail	10 years	Australia	32
BP (industrial)	3 years	USA	25
Abu-Dhabi	5 years	United Arab Emirates	20

● *Water* ● *Waste* ● *Energy Services* ● *Transportation* ● *Multi-services*

2004, Annual results - March 2005 - Investor Relations
38
VEOLIA Environnement

Commercial successes

Main contract wins and renewals in 2004

			Total cumulative revenue (€ m)
Lyon Villeurbanne	25 years	France	500
Lazio, Rome	8 years	Italy	430
Poznan	--	Poland	75 per year
Druskininkai	30 years	Lithuania	110
Richter Gedeon Rt (industrial)	6 years	Hungary	80
Montluçon	20 years	France	62
Brezno	20 years	Slovakia	50
Nancy University Hospital	10 years	France	31
Prince Charles Hospital	25 years	Wales	20
Heinz (industrial)	15 years	UK (near Manchester)	18
Melbourne	5 years	Australia	1,500
Nice	7 years	France	595
St Etienne	8 years	France	345
Toulon	8 years	France	314
Apeldoorn	6 years	Netherlands	210
Gothenburg	7+3 years	Sweden	90
SCRRA (suburb of Los Angeles)	5 years	USA (California)	77
Denver	5 years	USA	55
Koper	-	Slovenia	50
PSA Peugeot Citroën	10 years	France	1,000
Corus Packaging Plus	10 years	UK (South Wales)	78
Visteon Deutschland GmbH	10 years	Germany	60

Water *Waste* *Energy Services* *Transportation* *Multi-services*

VEOLIA Environnement

2004, Annual results - March 2005 - Investor Relations

39

Growing markets

France: potential for further growth

France: 2004 revenue of €13,440m, CAGR of 5.5% between 2000 and 2004

- **Water**
  - High contract renewal rate
  - Existing contracts extended to cover more services (new standards, development of wastewater treatment, sludge processing, etc.)
  - New growth opportunities (market share gains, composting, private wastewater services, water treatment in public swimming areas, e.g. lakes)
- **Waste**
  - Growth in recycling and incineration
  - More sophisticated services
  - Operating of new landfill sites
- **Energy Services**
  - Re-launch of heating and cooling network contracts
  - Opportunities in the healthcare industry and the tertiary sector
  - Customised services
- **Transportation**
  - New contracts - market share gains
  - Extension of existing contracts

2004, Annual results - March 2005 - Investor Relations 40

VEOLIA Environnement

Growing markets

Leading positions in Europe

Germany: 2004 revenue of €1,300m

- Example: *Braunschweig acquisition*
  - Veolia was able to seize this opportunity due to its strong existing positions in Germany
  - Integrated management of water, electricity, gas and heating for 250,000 inhabitants in a new region for Veolia Water (Lower Saxony) with attractive potential for industrial clients
  - Major value creation, exclusively based on our network optimisation activities (no electricity or gas trading risk)
  - 2004 Revenue: €300m
  - Targeted IRR >11%

2004, Annual results - March 2005 - Investor Relations

41

VEOLIA Environnement

Growing markets

Leading positions in Europe

United Kingdom: revenue of €1,530m

- Example: *Waste*, revenue €740m, EBIT margin over 8%, CAGR 2000 - 2004 of +9%
  - Restructuring process started in 2000
  - Good commercial trend
  - Improved pricing environment
  - Development of integrated contracts (Hampshire, Sheffield)
  - Introduction of stricter environmental standards
  - Fragmented competition, market undergoing restructuring and sector consolidation

VEOLIA Environnement

2004, Annual results - March 2005 - Investor Relations 42

Growing markets

Leading positions in Europe

Italy: 2004 revenue of €640m

- Example: *Energy Services*, revenue up 33% at €504m
  - Revenue growth 2000-2004: +€370m, of which 50% consisted of organic growth
  - Growth driven by services to hospitals (60% of the total activities in Italy)
  - Considerable success in industrial services: 12-year €413m contract with Pigna, Italy's leading paper company
  - Broader geographic coverage: acquisition of Giglio in late 2003, a good geographic fit with Siram
  - Strong improvement in profitability, with EBIT margin of over 8.5%

2004, Annual results - March 2005 - Investor Relations
43

Growing markets

A key player in North America and in Australia

North America (transportation): 2004 revenue of €270m, up 220% from 2002

January 2005: Denver (buses)
Duration: 5 years
Current presence in Colorado:
€21m per year revenue
125 buses in Denver, 22 in Boulder
400 taxi network in Denver and Boulder

2005: Los Angeles suburbs
Rail network operations
Duration: 5 years
Total cumulative revenue: €77m

Australia (transportation): 2004 revenue of €260m (revenue has doubled since 2003)

February 2004: Melbourne
Renewal and extension of rail contract
Duration: 5 years
Total revenue: €1.5bn
130 million passengers per year

September 2004: Acquisition of
Southern Coast Transit
(Perth bus company)
Duration: 5 years
16.6 million passengers per year

2004, Annual results - March 2005 - Investor Relations

44

Growing markets

A major player in North America

North America: 2004 revenue of $2,400m, 2010 growth target: ≥ 50%

- Extension of the wastewater treatment contract in the city of Richmond, California: 18 years, total cumulative revenue of approximately €61m. Virgin Islands: 20 years, total cumulative revenue of €110m
- 10-year extension of the operation, maintenance and management contract for a waste-to-energy recovery centre in Miami-Dade County, resulting in additional revenue of €800m
- 20-year contract with the city of Pontiac, Michigan, for the collection, management, transfer and processing of household and commercial waste, with estimated total cumulative revenue of €250m

Transportation 12%: ~$0.3bn
Water 25%: ~$0.6bn
Waste 63%: ~$1.5bn

2004, Annual results - March 2005 - Investor Relations
45

VEOLIA Environnement

Growing markets

Asia-Pacific: a fast-growing region

Asia-Pacific: 2004 revenue of ~€1.2bn, up 25% from 2003; 2009 target of ≥ €2bn

- Water
  - contract in Zunzi (Guizhou province, China): duration: 35 years, total cumulative revenue: €210m
  - 2 water contracts in China (one in Hohhot in Inner Mongolia and one in Weinan) for total estimated revenue of €790m
  - start of the Shenzhen contract. Duration: 50 years, total cumulative revenue: €8.5bn
  - contract in Bei Yuan (Beijing Olympic Village), following the Luguquiao and Qingdao contracts signed in 2003
- Waste: start of the Laogang contract. Duration: 20 years, total cumulative revenue: €260m

Transport
22% €259m
Water 38% ~€438m
Asia
Waste 39% €448m
Energy Services 1% 15 M€
Asia

Revenue for Asia: €519m
Revenue for Pacific: €641m

2004, Annual results - March 2005 - Investor Relations

46

A confirmed business model

Demand for integrated environmental services
Growth potential
Strategic presence geographically
Increasing interest from financial partners
Development of European PPP model
More appropriate accounting standards
Growth
Balance sheet optimisation
Profitability

2004, Annual results - March 2005 - Investor Relations
47

Profitable growth: 2005 objectives

- Revenue growth of 5-7%
- Double-digit growth in consolidated operating income
- Positive free cash flow excluding new major projects and after dividend increase

2004, Annual results - March 2005 - Investor Relations

48

VEOLIA Environnement

Medium term objectives

- **Continuing growth:**
  - Revenue growth of 4% to 8% per year on average
- **A selective investment policy**
  - Gradual reduction in capital intensity
  - ROCE of over 10% in 2007
  - Maintenance of a sound balance sheet: Net debt/EBITDA ratio << 3.5x
- **Double-digit dividend growth**

2004, Annual results - March 2005 - Investor Relations

49

VEOLIA Environnement

Comptes annuels 2004 - Mars 2005 - Relations investisseurs

Investor Relations contact information

- **Nathalie PINON**, Head of Investor Relations

  38 Avenue Kléber - 75116 Paris - France

  Telephone +33 1 71 75 01 67

  Fax +33 1 71 75 10 12

  e-mail nathalie.pinon@groupve.com

- **Brian SULLIVAN**, Vice President, US Investor Relations

  700 E. Butterfield Road -Suite 201

  Lombard, IL 60148 - USA

  Telephone +1 (630) 371 2749

  Fax +1 (630) 282 0423

  e-mail brsullivan@onyxna.com

Press Contact: Anne MEAUX / Anne-France MALRIEU (Image7)

Telephone +33 1 53 70 74 70

Web site

- http://www.veoliaenvironnement-finance.com

2004, Annual results - March 2005 - Investor Relations

51

Appendix

Detailed ROCE calculations

2004, Annual results - March 2005 - Investor Relations

52

ROCE, a key indicator

$$ROCE^{(1)} = \frac{\text{(EBIT - tax expense for the company}^{(2)}\text{ + share in net earnings of companies accounted for under the equity method}^{(3)}\text{)}}{\text{average capital employed for the year}}$$

capital employed = fixed assets + gross goodwill - exceptional asset write-downs
+ share in companies accounted for under the equity method
- long term deferred income + working capital requirement
- provisions for liabilities and charges - other long-term debt

(1) The figures used are calculated on the basis of 2004 data for core businesses

(2) Excluding the proceeds from the capitalization of tax loss carryforwards arising on disposals in North America and related restructuring measures

(3) Excluding goodwill amortisation related to companies accounted for under the equity method

- Why deduct provisions?
  - **Capital employed is the capital that earns a return, i.e. shareholders' equity, minority interests, net financial debt**
- Why use gross goodwill less exceptional asset write-downs?
  - **Impairment losses comprise reductions in assets, not depreciation or amortisation**
  - **This approach is compatible with the discontinuation of goodwill amortisation (US GAAP, IAS)**

2004, Annual results - March 2005 - Investor Relations

53

2004 capital employed

(€ m)	At December 31, 2004 Reference document(*)	At December 31, 2004 2004
Tangible and intangible assets	**15 703**	**15 703**
Goodwill, net	3 558	3 558
Goodwill amortisation (excluding exceptional write-downs)		1 329
Gross goodwill (net of exceptional write-downs)		**4 887**
Impairment loss on Onyx		**-145**
Impairment loss on Dalkia		**-57**
Impairment loss on Water		**-88**
Investments in companies accounted for under the equity method	225	225
Goodwill amortisation on investments in companies accounted for under equity method		4
Investments in comp. accounted for under the equity method (excl. goodwill amortisation)		**229**
Inventories and work in progress	743	743
Accounts receivable	9 358	9 358
Accounts payable	-10 380	-10 380
Tax related to restructuring		-126
Working capital requirement (excluding proceeds from capitalization of tax loss carryforwards arising on disposals in North America and related restructuring measures)		**-405**
Provisions	**-2 673**	**-2 673**
Subsidies and deferred income	-1 398	-1 398
Financing of cogeneration facilities for the Energy Services division		517
Subsidies and deferred income		**-881**
Other long-term liabilities	**-273**	**-273**
Capital employed before the disposal of non-core businesses		**16 297**

2004, Annual results - March 2005 - Investor Relations 54

(*) Official report for the French market authorities

Average 2004 capital employed

(€ m)	At December 31 2004	At December 31 2003
Capital employed before disposals of non-core businesses	16 297	18 749
Capital employed at non-core businesses[(1)]		- 3 167
Average 2004 capital employed	**15 939**	**15 582**

[(1)] Capital employed restatements in 2003: North American assets sold during 2003 and 2004 (i.e. Surface Preparation, Everpure, Culligan and USFilter's equipment and short-term services activities), FCC and 50% of Proactiva

2004, Annual results - March 2005 - Investor Relations

55

Calculation of 2004 ROCE

(€ m)	At December 31 2004
EBIT (operating income)	1 617
EBIT, new scope of consolidation	**1 616**
Income tax	- 182
Proceeds from capitalization of tax loss carryforwards arising on disposals in North America and related restructuring measures	- 139
Total tax expense	**- 321**
Share in net earnings of companies accounted for under the equity method	22
Goodwill amortisation on investments in companies accounted for under equity method	2
Share in net earnings of comp. acc. for under the equity method (excl. goodwill amortisation)	**24**
Income from operations, net	**1 320**
Average capital employed in 2004	**15 939**
ROCE after tax	**8.3%**

2004, Annual results - March 2005 - Investor Relations

56

VEOLIA Environnement

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 16, 2005

VEOLIA ENVIRONNEMENT By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Senior Executive President and Chief Financial Officer